August 31, 2020

VIA EDGAR

Ms. Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Amendment No. 5 to Registration Statement on Form F-1
Filed August 18, 2020
File No. 333-235727

Dear Ms. Paik:

This letter is in response to the letter dated August 26, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (“Amendment No.6”) is being filed to accompany this letter.

Amendment No. 5 to Form F-1 filed August 18, 2020

Business

Collaboration With Insurance Companies, page 76

1.       Please file as exhibits to the registration statement your agreement with Ping An Property Insurance Co., Ltd. Beijing Branch and your agreement with Ping An Property Insurance Co., Ltd. Foshan Branch, to the extent you are party to a separate agreement with the Foshan Branch. Alternatively, please tell us why you do not believe these agreements are required to be filed. See Item 601(b)(1) of Regulation S-K. In addition, to the extent you are party to a separate agreement with Ping An Property Insurance Co., Ltd. Foshan Branch, please also disclose the material terms of the agreement.

In response to the Staff’s comment, we are filing our agreements with Ping An Property Insurance Co., Ltd. Beijing Branch and Ping An Property Insurance Co., Ltd. Foshan Branch as exhibits 10.11 and 10.12, respectively, to Amendment No.6. We also amended our disclosure on page 76 of Amendment No.6 to include the material terms of our agreement with Ping An Property Insurance Co., Ltd. Foshan Branch.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name: Zhe Wang
Title: Chief Executive Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC